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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                --------------

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                             MICHAELS STORES, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                        (Title of Class of Securities)


                                  594087-10-8
                                (CUSIP Number)

                                 DAVID BESTER
                      TRIDENT TRUST COMPANY (IOM) LIMITED
                                 P.O. BOX 175
                               100 MARKET STREET
                             DOUGLAS, ISLE OF MAN
                             BRITISH ISLES IM99ITT
                              011 44 1624 677 055

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                DECEMBER 3, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                        (Continued on following pages)
                              (Page 1 of 4 Pages)
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  CUSIP NO. 594087-10-8                 13D                PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trident Trust Company (IOM) Limited
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Isle of Man
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,317,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,317,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,317,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      4.6%
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      TYPE OF REPORTING PERSON*
14

      CO
==============================================================================
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  CUSIP NO. 594087-10-8                 13D                PAGE 3 OF 4 PAGES
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This Amendment No. 2 supplements and amends the Statement on Schedule 13D, dated
December 23, 1996, as amended (the "Schedule 13D"), by Trident Trust Company
(IOM) Limited, an Isle of Man corporation ("Trident"), as the trustee of a trust that holds all of the outstanding shares of common stock of Devotion Limited ("Devotion"), an Isle of Man corporation, and a trust that holds all of the outstanding shares of common stock of Elegance Limited ("Elegance"), an Isle of Man corporation. Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is hereby amended by deleting the second paragraph thereof and substituting therefor the following paragraph:

     On October 22, 1997, November 17 and 20, 1997 and December 1, 2, 3, 4, 5 and 8, 1997, Devotion sold an aggregate of 351,500 shares of Common Stock on the open market at prices of $32.5833, $29.4091, $29.3472, $33.0625, $34.3281,
$35.05, $35.7614, $36.625 and $36.25 per share, respectively.  On October 22,
1997, November 20, 1997 and December 1, 2, 3, 4, 5 and 9, 1997, Elegance sold an aggregate of 181,500 shares of Common Stock on the open market at prices of $32.5833, $29.3472, $33.0625, $34.3281, $35.05, $35.7614, $36.625 and $36.25
per share, respectively. As a result of the foregoing, Trident beneficially owns 1,317,000 shares, or 4.6% of the outstanding Common Stock. Trident beneficially owns 831,833 of such shares by virtue of its having sole dispositive and voting power over shares of Common Stock held by Devotion and 485,167 of such shares by virtue of having sole dispositive and voting power over shares of Common Stock held by Elegance. (The percentage set forth in the preceding sentence is based on 28,638,703 shares of Common Stock outstanding, as disclosed in the Company's Prospectus Supplement (Reg. No. 333-29423), dated October 10, 1997.) On December 3, 1997 Trident ceased to be the beneficial owner of more than five percent of the Common Stock.
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  CUSIP NO. 594087-10-8                 13D                PAGE 4 OF 4 PAGES
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                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     December 12, 1997         TRIDENT TRUST COMPANY (IOM) LIMITED



                         By:    /s/ David H. Bester
                              --------------------------------------------------
                         Name:    David H. Bester
                                ------------------------------------------------
                         Title:    Managing Director
                                 -----------------------------------------------